H1 2024 Financial Results 1 July 30, 2024 H1 2024 FINANCIAL RESULTS N T E Ex pr es s, T ex a s, U .S .

H1 2024 Financial Results 2 H1 2024 OVERVIEW Robust performance across all business divisions • Toll Roads: 407ETR continues to benefit from increased congestion in Q2. US MLs posted solid revenue per transaction growth, above CPI • Airports: Record-breaking number of passengers at Heathrow. AGS & Dalaman showed a positive evolution • Construction: significant profitability improvement in Q2 standalone, reaching 3.2% EBITmg for H1 2024 Net debt ex-infra projects1 -€35mn • Main outflows in H1, combining investment for growth and shareholders’ distributions: • IRB Infra Trust acquisition (€652mn) • Equity injected in NTO (€173mn) • Shareholder distributions 2 (€514mn) • Partially offset by main inflows: • Dividends received from infra-assets (€373mn), including the first dividend of I-77 (€179mn) • Proceeds from IRB 5% stake divestment (€211mn) Main corporate events since Q1 results • FER closed the acquisition of 24% of IRB Infrastructure Trust for €740mn (upfront payment €652mn) • New agreement to sell a 19.75% stake in FGP Topco (HAH) for £1.7bn. FER will retain a 5.25% stake. No tag-along rights have been exercised. Transaction remains subject to applicable regulatory approvals • FER sold 5% stake in IRB Infrastructure Developers for €211mn (1) Consolidated Net Debt of ex-infrastructure project companies (2) This amount includes the share buy-back program announced on Nov. 30, 2023 & 2024 program.

H1 2024 Financial Results 3 TOLL ROADS SIGNIFICANT GROWTH OF US MANAGED LANES 2024 PERFORMANCE vs. 2023 (Q2 & YTD) P ic : L B J +29.5% US TOLL ROADS’ REVENUES vs. H1’23 3 CONTRIBUTION FROM NORTH AMERICAN ASSETS (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report. +28.5% US TOLL ROADS’ ADJ. EBITDA vs. H1’23 EUR mn Q2 2024 % Var. H1 2024 % Var. % Ch LfL 1 Revenue 318 18.1% 595 20.9% 25.2% Adj. EBITDA 1 225 11.4% 428 19.0% 25.3% Adj. EBITDA mg 1 70.7% 72.0% €339mn DIVIDENDS FROM NORTH AMERICAN ASSETS (€330mn in H1 2023) €179mn FROM I-77 FIRST DIVIDEND DISTRIBUTION

407 ETR

GROWTH IN TRAFFIC, REVENUE AND DIVIDEND

2024 PERFORMANCE vs. 2023 (Q2 & YTD)

CAD mn	Q2 2024	VAR.	H1 2024	VAR.
Traffic (VKT mn)	701	*4.6%*	1,215	*5.6%*
Revenue	450	*11.1%*	780	*11.4%*
EBITDA	398	*11.7%*	677	*13.1%*
EBITDA mg	*88.3%*		*86.8%*	

CAD mn	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Toll Revenue	**427**	**367**	***16.2%***	**736**	**632**	***16.4%***
Fee Revenue	23	28	*-18.2%*	45	55	*-18.4%*
Contract Revenue	-	9	*n.a.*	-	14	*n.a.*
Total Revenue	**450**	**405**	***11.1%***	**780**	**700**	***11.4%***

- **Toll revenue** positively impacted by new toll rate schedule that came into effect on February 1, 2024. Other charges linked to tolling (Camera charge, trip toll charge) remained flat
- **Fee revenue:** decreased amount due to lower late payment charges and lower enforcement fees
- **Contract revenue:** No contribution in 2024 due to the removal of tolls for Highways 412 and 418, that ended in June 2023

2024 TRAFFIC PERFORMANCE vs. 2023 (VKT)



7.1%
4.6%
5.6%
Q1
Q2
H1

Traffic improving in all time periods

- Traffic growth supported by an increase in mobility and commuting patterns combined with better weather conditions (Q1) and positive impact from an increase in rehabilitation works on 401 (Q2)
- Neutral calendar effects in both Q2 and H1: Positive impact in April (Easter in March this year vs. April in 2023) was mostly offset by the negative impact from less working days in June

DIVIDEND ANNOUNCEMENT

- CAD175mn dividend was paid in H1 2024 (CAD150mn in H1 2023, +16.7%)
- CAD225mn dividend was approved to be distributed in Q3 2024 (CAD150mn in Q3 2023, +50%)



407 ETR
Express Toll Route
WEST
70
66
Pic: 407ETR

Note: H1 2024 Financial information presented is based on, and is consistent with, the financial statements of 407 ETR

ferrovial | H1 2024 Financial Results

H1 2024 Financial Results 5 NTE LBJ NTE35W AVERAGE REVENUE PER TRANSACTION DFW MANAGED LANES REVENUE/TRANSACTION GROWTH BEATS INFLATION & GDP1 P ic : L B J NTE NTE 35W LBJ 5 (3) NTE35W traffic excluding 3C: +10.4% vs Q2 2023 & +13.7% vs H1 2023 (1) Real GDP increased 2.5% in 2023, source U.S. Bureau of Economic Analysis (2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report 2024 PERFORMANCE vs. 2023 (Q2 & YTD) DIVIDEND DISTRIBUTION (100%, $mn): 85mn 45mn 73mn NTE LBJ NTE35W (3) Q2 24 VAR. H1 24 VAR. Q2 24 VAR. H1 24 VAR. Q2 24 VAR. H1 24 VAR. Revenue Adj. EBITDA2 Adj. EBITDA mg2 N L NTE

H1 2024 Financial Results 6 I-77 FIRST DIVIDEND DISTRIBUTION I-66 STEADY RAMP UP 1H 2024 Financial Results 6 TOLL REVENUE/TRANSACTION GROWTH P ic : I -7 7 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report 14.8% 11.4% 12.7% Q1 2024 Q2 2024 H1 2024 USD mn Q2 2024 VAR. H1 2024 VAR. Transactions (mn) 11 1.5% 4.9% Revenue 28 12.8% 50 18.0% Adj. EBITDA 1 16 -8.5% 32 4.9% Adj. EBITDA mg 1 59.6% 63.7% 2024 PERFORMANCE vs. 2023 (Q2 & YTD) 2024 PERFORMANCE vs. 2023 (Q2 & YTD) TOLL REVENUE/TRANSACTION GROWTH 55.0% 34.5% 42.5% Q1 2024 Q2 2024 H1 2024 USD mn Q2 2024 VAR. H1 2024 VAR. Transactions (mn) 9 15.6% 16.6% Revenue 62 54.6% 65.5% Adj. EBITDA 1 51 58.7% 75.7% Adj. EBITDA mg 1 81.3% 79.5% $268mn FIRST DIVIDEND DISTRIBUTION (at 100%) • In Q2 2024, traffic impacted by summer seasonality and less leisure and weekend traffic • Adj. EBITDA negatively affected in Q2 2024 by the accrual of $2.4mn of revenue share for the period Jan-Jun 2024 and $1.7mn costs related to the refinancing process ($1.3mn in Q2) • In Q2 2024, traffic increased by +15.6% vs. Q2 2023, with steady traffic ramp up.

IRB

ATTRACTIVE GROWTH AHEAD

24% STAKE ACQUISITION IN PRIVATE INVIT

- Cintra acquired a 24% stake in IRB Infrastructure Trust (IRBIT) for €740mn
- In June, FER reached the financial close with an upfront payment of €652mn
- Portfolio includes 14 road projects (+1 committed) spanning across 10,567 lane kms
- The transaction allows Ferrovial to capture growth in India with direct exposure to new Infrastructure projects

5% STAKE DIVESTMENT IN IRB INFRASTRUCTURE DEVELOPERS FOR €211mn

- Shares were sold at an average price of 63.60 rupees (x3 transaction price in 2021)
- Capital gain reached €133mn (pre-tax)
- Following the acquisition, FER owns 19.9%, second-largest shareholder

FUTURE GROWTH

- Recent awards: TOT 12 (20yrs) and TOT 13 (20yrs), awarded late 2023, commenced tolling operations on April 1st, 2024
- Further Infra market growth:

€23bn
WORLD'S BIGGEST PIPELINE FOR TOLL ROADS[1]

UNDER STUDY
+€4bn
IN 14 PROJECTS

SUCCESSFUL FINANCING MILESTONE

- Important refinancing process achieved, with IRB raising $540mn in Senior Secured US$ Notes in March


Pic: Mumbai Pune

(1) 53 BOT projects according to Ministry of Road Transport and Highways of India – BOT Future Project Pipeline – Jan. 2024, 14 projects currently under study (+€4bn)

ferrovial | H1 2024 Financial Results

HEATHROW

RECORD-BREAKING NUMBER OF PASSENGERS

2024 PERFORMANCE vs. 2023 (Q2 & YTD)

GBP mn	Q2 2024	VAR.	H1 2024	VAR.
Passengers (mn)	21.3	*5.5%*	39.8	*7.3%*
Revenue	884	*-4.7%*	1,692	*-2.9%*
Adj. EBITDA	511	*-12.8%*	951	*-11.1%*
Adj. EBITDA mg	*57.8%*		*56.2%*	

- Aeronautical revenue affected by lower charges set by CAA in H7, partially offset by higher pax. number
- Adj. EBITDA impacted by higher adj. operating costs due to higher demand

TRAFFIC PERFORMANCE

- **Strong passenger demand:** busiest first half ever recorded driven by growth on key business routes
- **2024 traffic outlook revised:** 82.8mn passengers (82.4mn previously)

H1 2024
39.8mn pax
+7.3% vs. H1 2023

Q2 2024
21.3mn pax
+5.5% vs. Q2 2023

REGULATORY DEVELOPMENTS

- The CAA issued their decision in July, which maintained the proposals set out in March 2024

DIVESTMENT AGREEMENT

- Ardian and PIF have made a revised offer to acquire shares representing 37.62% of FGP Topco for £3.3bn, FER's share (19.75%) for £1.7bn
- Ferrovial and certain Tagging Shareholders will sell a pro rata portion of their shares in FGP Topco such that Ferrovial will retain a 5.25% stake
  - On 25th July, no FGP Topco shareholder has exercised either its tag-along or pre-emption rights
  - Transaction remains subject to applicable regulatory approvals


Pic: HAH

Note: H1 2024 Financial information presented is based on, and is consistent with, the financial statements of Heathrow

ferrovial | H1 2024 Financial Results
8

OTHER AIRPORT ASSETS

AGS – SOLID GROWTH

GBP mn	Q2 2024	VAR.	H1 2024	VAR.
Passengers (mn)	3.1	*7.5%*	5.2	*7.8%*
Revenue	59	*13.6%*	101	*13.9%*
Adj. EBITDA[1]	24	*18.4%*	34	*24.3%*
Adj. EBITDA mg[1]	*41.5%*		34.1%	

Traffic performance by asset: Significant increase in Southampton +12.9% and +9.7% Glasgow. Aberdeen posted traffic in line with H1 2023 (+0.6%)

REFINANCING PROCESS COMPLETED

Agreement with lenders to refinance its existing debt (£757mn) under the debt facility, with a £80mn equity injection (£40mn corresponds to FER)

DALAMAN – BUSIEST HALF-YEAR EVER RECORDED

EUR mn	Q2 2024	VAR.	H1 2024	VAR.
Passengers (mn)	1.7	*12.2%*	2.0	*10.4%*
Revenue	23	*8.8%*	26	*9.2%*
Adj. EBITDA[1]	20	*20.1%*	18	*20.8%*
Adj. EBITDA mg[1]	*84.1%*		*69.7%*	

- 2.0mn pax., most of them from Q2 as the peak season started back in mid-March. Performance above 1H 2023, driven by capacity increases by several airlines and new routes to the UK and other European countries

NEW TERMINAL ONE – PROGRESS ON TRACK

- The Project currently remains within budget and schedule
- Long-term agreements with 8 airlines
  - During H1 2024, NTO signed new agreements with EVA Air, Air Serbia and SAS
- In June 2024, $2.55bn long-term green bonds issuance (PABs)
- FER's equity contributions:
  - $187mn injected in H1 2024 ($107mn in Q2 2024)
  - Total investment as of June 30th , 2024: $481mn
  - Pending Committed equity: $661mn


Pic: NTO

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report

ferrovial | H1 2024 Financial Results
9

CONSTRUCTION

STRONG Q2 WITH PROFITABILITY ON TRACK FOR 2024 TARGET

2024 PERFORMANCE vs. 2023 (Q2 & YTD)

EUR mn	Q2 2024	Q2 2023	% VAR.	H1 2024	H1 2023	% VAR.	% VAR. LfL[1]
Revenue	1,895	1,714	10.6%	3,371	3,159	6.7%	4.9%
Adj. EBITDA[1]	116	15	n.s.	184	58	218.9%	194.8%
Adj. EBITDA mg[1]	6.1%	0.9%		5.5%	1.8%		
Adj. EBIT[1]	75	-18	n.s.	107	-4	n.s.	n.s.
Adj. EBIT mg[1]	4.0%	-1.1%		3.2%	-0.1%		

Construction showed a significant improvement reaching an adjusted EBITmg of 4.0% in Q2 and 3.2% in H1 2024

- **Budimex:** 7.3% Adj. EBIT mg[1] in H1 2024 vs. 6.0% in H1 2023, supported by a profitable order book
- **Webber:** Adj. EBIT mg[1] in line with H1 2023 (2.8% in H1 2024 vs 2.9% H1 2023)
- **Ferrovial Construction:** profitability recovery (1.1% Adj. EBIT mg[1] in H1 2024) compared to previous negative quarters, mainly due to the absence of losses from large projects in the US and improvements in other geographies (e.g. UK or Australia)

ORDER BOOK AT PEAK LEVELS

- Focus on local markets and lower weight of large design and build projects with non group companies
- €2.3bn contracts not included in Q2 2024 order book (pre-awards or pending financial close)
- Breakdown by geography:



49%
22%
15%
4%
3%
7%
US & CAN
Poland
Spain
UK
Australia
RotW

€15,974mn
+3.8% LfL.

OPERATING CASH FLOW



H1 2023
H1 2024
-12
-53

OUTLOOK

- 2024 target of 3.5% Adjusted EBIT margin[1]



Pic: Silvertown tunnel

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report

(2) Order book vs Dec. 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions orderbook is included in the Energy division orderbook from 2023 onwards

ferrovial | H1 2024 Financial Results

H1 2024 Financial Results 11 P&L Q2 & H1 2024 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2024 results report EUR mn Q2 2024 Q2 2023 H1 2024 H1 2023 Revenue 2,388 2,135 4,267 3,940 Adjusted EBITDA* 349 212 603 401 Period depreciation -116 -106 -218 -201 Adjusted EBIT* 233 106 385 200 Disposals & impairments 166 0 166 0 Operating profit/(loss) 399 106 551 200 Financial Resusts -66 -52 -119 -101 Financial Result from infrastructure projects -107 -86 -209 -165 Financial Result from ex-infrastructure projects 41 35 90 64 Equity-accounted affiliates 71 51 114 83 Profit/(loss) before tax from continuing operations 404 105 546 182 Income tax -67 -21 -37 -20 Net profit/(loss) from continuing operations 337 85 509 162 Net profit/(loss) from discontinuing operations 2 -1 9 6 Net profit/(loss) 339 84 518 168 Net profit/(loss) attributed to non-controlling interests -59 -26 -104 -54 Net profit/(loss) attributed to the parent company 280 58 414 114

H1 2024 Financial Results 12 Initial Consolidated Net Debt ex- infrastructure projects as of December 2023 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex-Divestments) Interest received Divestments Shareholder Remuneration Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents Final Consolidated Net Debt ex- infrastructure projects as of June 2024 H1 2024 CHANGE IN CONSOLIDATED NET DEBT EX-INFRASTRUCTURE PROJECT COMPANIES CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES €41mn CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES €-438mn CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES €-743mn CASH CASH DEBT & OTHERS DEBT & OTHERS CASH FLOWS €-1,140mn CHANGE IN DEBT AND OTHER NET DEBT COMPONENTS € 55mn NET DEBT -€1,121mn DEC’23 NET DEBT -€35mn JUN’24

H1 2024 Financial Results 13 CLOSING REMARKS • Strong performance • Higher profitability in construction • combining growth investments with shareholder distributions • Pipeline 13 P ic : I -7 7

H1 2024 Financial Results 14 Q&A 14

H1 2024 Financial Results 15 DISCLAIMER (I) This presentation has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group.

H1 2024 Financial Results 16 DISCLAIMER (II) Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex-Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov.

Q1 2024 Financial Results INVESTOR RELATIONS DEPARTMENT +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com